Exhibit 99-1
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Koor Industries Ltd.


                 KOOR INDUSTRIES BOARD APPROVES FILING OF DRAFT
                PROSPECTUS WITH THE ISRAELI SECURITIES AUTHORITY

Tel Aviv, Israel - August 1, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli holding company announced today that its Board of Directors has authorized the filing of a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange in connection with a possible offering ("Offering") to the public in Israel of debentures. The debentures to be offered have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

There is no assurance that the Offering will be completed. The consummation of the Offering and its terms are subject to market conditions and to the publishing of a final prospectus approved by the Israeli Securities Authority as well as the approval of the Tel Aviv Stock Exchange for the listing of the debentures.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in defense electronics through Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's Ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. - +9723 9008
310
Or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.